Exhibit 15.1

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Ultratrex Inc. and its subsidiaries for the periods ended December 31, 2023 and 2024, as indicated in our report dated July 22, 2025, except for Notes 1, 20 and 36 which are dated September 8, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933 (the “Act”), is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 8, 2025	Certified Public Accountants
PCAOB ID: 1171